SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2014
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The Board of Directors of the Registrant has adopted a new By-Law No. A4 of the Registrant setting out advance notice requirements for director nominations (the “Advance Notice By-Law”).  At the upcoming 2014 annual general meeting (the “Meeting”), shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution confirming the Advance Notice By-Law.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Registrant by any shareholder who intends to nominate any person for election as director of the Registrant other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “OBCA”), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Registrant of their intention to nominate directors and sets out the information that shareholders must provide in the notice for it to be valid. In particular, under the Advance Notice By-Law, a shareholder wishing to nominate a director would be required to provide notice to the Registrant in the prescribed form within the following time periods:

•
In the case of an annual meeting of shareholders (which includes an annual and special meeting held at the same time), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, not later than the close of business on the tenth day following the day on which the first public announcement of the date of the shareholder meeting was made by the Registrant; and

•
In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Registrant.

If confirmed, the Advance Notice By-Law will provide a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It will also provide the Registrant with the opportunity, prior to a meeting, to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of such proposed nominee’s independence, or lack thereof.

The inclusion of advance notice requirements in a corporation’s by-laws has become a common and important tool for public companies in Canada and the United States to ensure that shareholders are provided with appropriate and timely information in connection with the election of directors. The proposed timing for the delivery of a notice under the Advance Notice By-Law and the information that must be submitted are in keeping with recognized good governance principles. The Board believes that the Advance Notice By-Law will benefit shareholders by:

•	facilitating orderly nomination and meeting processes;

•	treating all shareholders fairly by providing timely and adequate notice of director nominations; and

•	allowing all shareholders to fully participate in the director election process and to register an informed vote.

The Advance Notice By-Law has been effective since its adoption by the Board. Pursuant to the provisions of the OBCA, the Advance Notice By-Law will cease to be effective unless confirmed by a resolution of a simple majority of the votes cast by shareholders at the Meeting.

The above summary is qualified in its entirety by the full text of the Advance Notice By-Law which has been furnished as Document 1 attached to this Report.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	By-law No. A4.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880) and on December 20, 2013 (File Nos. 333-192986 and 333-192987).

DOCUMENT 1

BLACKBERRY LIMITED

By-law No. A4

A by-law relating generally to the nomination of persons for election of directors of BLACKBERRY LIMITED (the "Corporation").

BE IT ENACTED as a by-law of the Corporation as follows:

1.
Subject only to the Act, and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.	by any person (a “Nominating Shareholder”):

i.
who, at the close of business on the date of the giving of the notice provided for below in this By-Law No. A4 and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

ii.	who complies with the notice procedures set forth below in this By-Law No. A4.

2.
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof (in accordance with Section 3 below) in proper written form to the secretary of the Corporation (in accordance with Section 4 below).

3.	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

a.
in in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of an annual or special meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must:

a.	set forth, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”):

i.	the name, age, business address and residential address of the person;

ii.	the principal occupation or employment of the person for the past five years;

iii.	the status of such person as a "resident Canadian" (as such term is defined in the Act);

iv.
their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number of principal amount and the date(s) on which such securities were acquired;

v.
full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and any Nominating Shareholder or any of its Representatives; and

vi.
any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

b.	set forth, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

i.	the name, age, business address and, if applicable, residential address of such person;

ii.
their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number of principal amount and the date(s) on which such securities were acquired;

iii.
full particulars regarding (1) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation, and (2) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Corporation or the nomination of any person(s) to the Board;

iv.
full particulars regarding any Arrangement of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of any such person or any of its Representatives to the Corporation;

v.
full particulars regarding any Arrangement, including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and such person or any of its Representatives;

vi.
a representation and proof that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders' meeting to propose such nomination;

vii.
a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

viii.
any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the Board, including with respect to independence or any other relevant criteria for eligibility (including any stock exchange requirements) or that could be material to a reasonable shareholder's understanding of the independence or eligibility, or lack thereof, of such Proposed Nominee.

5.
All information to be provided in a timely notice pursuant to Section 4 above shall be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date shall then have been publicly announced) and as of the date of such notice. The Nominating Shareholder shall update such information forthwith if there are any material changes in the information previously disclosed.

6.
For the avoidance of doubt, Section 1 above shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation. No person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this By-Law No. A4; provided, however, that nothing in this By-Law No. A4 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.
Notwithstanding any other provision of this By-Law No. A4 or any other by-law of the Corporation, any notice or other document or information required to be given to the secretary of the Corporation pursuant to this By-Law No. A4 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive offices of the Corporation, emailed (to the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive all or any of the requirements in this By-Law No. A4.

9.
Nothing in this By-Law No. A4 shall obligate the Corporation or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or the Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

10.	For purposes of this By-Law No. A4:

a.
“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in this By-Law No. A4 shall be read as referring to the amended or substituted provisions;

b.
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

c.
“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

d.
“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and "Representative" means any one of them.

APPROVED by the directors of the Corporation on March 27, 2014.

CONFIRMED by the shareholders of the Corporation on _______________, 2014.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 15, 2014	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer